ECARX Holdings Announces Lone Fønss Schrøder as Chairperson of the Board
Appointment strengthens corporate governance and advances global expansion strategy

LONDON, April 16, 2026, ECARX Holdings Inc. (Nasdaq: ECX) ("ECARX" or the "Company"), a global mobility tech provider, today announced the appointment of Lone Fønss Schrøder as Chairperson of the Board of Directors, effective immediately.

Ms. Schrøder is a Danish Citizen and joined the ECARX Board as a Director on October 31, 2025. Her appointment as Chairperson separates the roles of Chairperson and Chief Executive Officer, strengthening the Company's corporate governance framework. Ziyu Shen continues as Chief Executive Officer, and as a Director on the Board.

Ms. Schrøder brings decades of senior leadership experience across the automotive, technology, finance, logistics, and industrial sectors. Her board roles included time served as Vice Chairperson of Volvo Cars - where she served as Director from 2010 through a landmark period of electrification and software transformation - and Director of Ingka Holding B.V. (IKEA Group). She also serves as Chairperson of GSHAB, Ikano Bank and has held long-term board positions within the Aker Group. She brings deep expertise in corporate governance, global strategy, electrification, AI and the transition to software-defined vehicles.

Her leadership reinforces ECARX's European market presence and aligns with the Company's strategic goal of generating 50% of its revenue from global markets by 2030.

Lone Fønss Schrøder, Chairperson of the Board, said:
"I am honoured to take on this role at ECARX, a true pioneer in software-defined vehicles and intelligent mobility. The Company has built a unique full-stack platform, a global footprint, and partnerships with world-class automakers. I look forward to working closely with Ziyu, the Board, and the leadership team to guide ECARX's next phase of global growth, strengthen governance, and drive long-term value for shareholders, partners, and customers worldwide."

Ziyu Shen, Founder and Chief Executive Officer of ECARX, said:
"On behalf of the Board and the entire ECARX team, I warmly welcome Lone as our new Chairperson. Her proven track record and deep experience in global automotive, technology, and governance will be invaluable as we scale and accelerate the expansion of our central computing, cockpit, and ADAS solutions across Europe, the Americas, and Asia. Separating the roles of Chairperson and CEO enhances governance clarity and supports our mission to become the global leader in automotive intelligence."

About Lone Fønss Schrøder

Lone Fønss Schrøder, Danish, is a distinguished international executive with decades of leadership across the automotive, technology, finance, logistics, and industrial sectors. She served on the Volvo Cars Board from 2010 to 2025, including as Vice Chairperson from 2018 and as Chair of the Audit Committee. She is a Director of Ingka Holding B.V. (IKEA Group), Chairperson of Ikano Bank and GSHAB, and a long-term board member of companies within the Aker Group and well as advisor to ServiceNow and I Squared. In June 2025 she became the Chairperson of Geely Sweden Holdings. She brings deep expertise in corporate governance, global strategy, electrification, software-defined vehicles, AI and cross-border stakeholder relations.

Full profile: https://www.linkedin.com/in/lone-fønss-schrøder-b49ab22a

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next–generation smart vehicles, from the system–on–a–chip (SoC) to central computing platforms and software. As automakers develop new vehicle architectures, ECARX is developing full–stack solutions to enhance the user experience while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq stock exchange in 2022, ECARX now has over 1,400 employees based in 13 major locations in UK, USA, Brazil, Singapore, Malaysia, Sweden, China and Germany. To date, ECARX products and services can be found in approximately 11 million vehicles worldwide.

For more information: https://ir.ecarxgroup.com

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words "expects", "intends", "anticipates", "estimates", "predicts", "believes", "should", "potential", "may", "preliminary", "forecast", "objective", "plan", or "target", and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

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